Exhibit 99(d)(1)
Jacob Internet Fund Inc.
Fee Waiver Agreement
This agreement is made effective as of the 1st day of January 2009, by and between Jacob Internet Fund Inc., a Maryland corporation (the “Fund”), and Jacob Asset Management of New York LLC, a Delaware limited liability company (the “Adviser”).
The Adviser hereby agrees to waive its advisory fees in an amount up to an annual rate of 0.10% of the average daily net assets, to the extent that the Fund’s Total Annual Operating Expenses (excluding any taxes, interest, brokerage fees and non-routine expenses), for a period commencing on the date of this Agreement through January 2, 2010, exceed 2.95% of average daily net assets for the Fund.
The Fund agrees to repay the Adviser any fees previously waived for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Adviser waived fees for the Fund under this Agreement, and (2) can be repaid without causing the Total Annual Operating Expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) of the Fund to exceed any applicable fee waiver agreement that was in place for the Fund at the time the fees were waived. The Fund agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.
This Agreement may not be assigned by the Adviser without the prior consent of the Fund. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or in the event of merger or liquidation of the Fund.
The parties hereto have caused this Agreement to be effective as of the 1st day of January, 2009.

JACOB INTERNET FUND INC.

By:	/s/ Ryan I. Jacob

Name and Title:	Ryan I. Jacob
President and CEO

JACOB ASSET MANAGEMENT OF NEW YORK LLC

By:	/s/ Ryan I. Jacob

Name and Title:	Ryan I. Jacob
Chairman and CEO